UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

[ x ]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[ ]	Form 10-Q

For the period ended December 31, 2003.

[ ] [ ] [ ] [ ]	Transition Report on Form 10-K. Transition Report on Form 20-F. Transition Report on Form 11-K. Transition Report on Form 10-Q.
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CANPRO PLACEMENT SERVICES INC.
 Full Name of Registrant

File No. 000-50232

Suite 1600, 777 Dunsmuir Street
Vancouver, British Columbia
Canada V7Y 1K4
 Address of principal executive office, including zip.

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ x ]	(b)

The subject annual report, semi-annual report, transition report of Form 10-Q, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Auditors were unable to complete their review of the unaudited financial statements.

PART IV - OTHER INFORMATION
  Name and telephone number of person to contact in regard to this notification.

  Patrick De Witt
  Suite 1600, 777 Dunsmuir Street
  Vancouver, British Columbia,
  Canada V7Y 1K4
  (604) 687-9931
  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports.

Yes	[ x ]	No	[ ]

  Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	[ ]	No	[ x ]

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Canpro Placement Services Inc. has caused this notification to signed on its behalf by the undersigned hereunto duly authorized, on this 30th day of March. 2004.

CANPRO PLACEMENT SERVICES INC. (Registrant)
BY:	/s/ Patrick De Witt
Patrick De Witt President, Principal Executive Officer, Treasurer, Principal Financial Officer and a member of the Board of Directors